



FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of Change in Interests of Substantial Shareholder"

Released: 23 April 2007

Pages: 27
(including this page)

SUPPL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com



Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

20 April 2007

BY FAX - ORIGINAL IN POST
(61 3 9645 7226)

Foster's Group Limited
77 Southbank Blvd.
Southbank, Victoria 3006
Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Robert Dudfield:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 19 April 2007. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 1,970,848,397 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Christopher Aquino
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder



To Company Name/Scheme   Foster's Group Limited

ACN/ARSN

1. Details of substantial holder(1)

Name   The Capital Group Companies, Inc.

ACN/ARSN (if applicable)   n/a

There was a change in the interests
of the substantial holder on   19 April 2007

The previous notice was given
to the company on   23 October 2006

The previous notice was dated   20 October 2006

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	189,035,820 shares	9.3272%	163,926,005 shares	8.3175%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes In relevant interests

Particulars of each change In, or change in the nature of, a relevant interest of the substantial holder or an associate In voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given In relation to change (7)	Class and number of securities affected	Person's votes affected
2006 October 23 Thru 2007 April 19	The Capital Group Companies, Inc.	Disposition of Shares	Average price of 6.6310 AUD	(25,109,815) Ordinary Shares	(25,109,815)

See Annexure A dated 20 October 2006

4. Present relevant interests

Particulars of each relevant interest of the substantial holder In voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 19 April 2007 (copy attached)					

5. Changes In association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests In the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walt Burkley

Capacity: Counsel

sign here   date   20 April 2007

Annexure "A"

This is the Annexure of 9 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 19 April 2007.

The Capital Group Companies, Inc.

By: _____

Walt Burkley
Counsel

CG Investment Management Company
Capital Guardian Trust Company

Account Number	Number of Shares	% Held
44000300	7,063,013	
44001800	255,000	
44002300	291,000	
44003200	1,362,000	
44022700	47,100	
44022900	2,325,407	
44023900	127,000	
44024600	244,400	
44025900	376,000	
44028100	154,400	
44028600	140,000	
44029600	72,000	
44029700	157,900	
44030600	106,400	
44032100	98,000	
44034900	77,100	
44035800	39,600	
44036100	24,896	
44036900	240,800	
44039600	299,661	
44041200	49,095	
44042200	47,626	
44043000	61,650	
44043700	50,131	
44044000	58,300	
44044700	64,200	
44045800	32,300	
44046700	26,200	
44054400	35,815	
44099400	243,712	
44110400	7,453	
44123600	9,588	
44123700	6,566	
44123800	3,243	
44123900	6,361	
44130300	19,357	
44130400	8,852	
44132000	27,185	
44133300	7,124	
44133800	12,772	
44134300	9,223	
44135300	5,269	
44135600	4,186	
44139700	60,273	
44142000	6,811	
44144500	5,239	
44144800	7,378	
44144900	3,908	
44145300	10,392	
44146300	5,830	
44147700	4,516	
44149900	13,946	
44150100	18,638	
44152600	23,204	

CG Investment Management Company

Account Number	Number of Shares	% Held
44155600	64,356	
44156000	4,739	
44158800	6,351	
44159600	4,474	
44159700	7,154	
44188300	17,076	
44223300	4,125	
44224400	53,001	
44226100	5,748	
44229100	18,730	
44229600	12,547	
44232200	26,163	
44236301	9,350	
44240600	40,088	
44255000	1,755,390	
44256500	89,629	
44258000	13,616	
44259300	88,200	
44261300	498,000	
44263800	37,000	
44267200	67,400	
44267300	37,000	
44268600	51,000	
44269700	25,000	
44271500	193,100	
44271700	405,967	
44273000	65,500	
44273400	90,000	
44276200	52,000	
44277700	278,636	
44278600	28,400	
44281200	60,000	
44283000	15,086	
44283700	25,400	
44283900	185,019	
44285500	481,645	
44286300	74,587	
44287000	67,400	
44288400	41,000	
44288500	82,300	
44295800	250,000	
44295900	112,600	
44296400	196,500	
44298200	120,569	
44301500	151,148	
44302200	112,668	
44303200	513,000	
44307100	43,500	
44308600	144,500	
44315000	478,639	
44316400	135,700	
44317300	107,200	
44318100	56,500	
44318300	27,500	

CG Investment Management Company

Account Number	Number of Shares	% Held
44323000	45,100	
44323800	52,596	
44326600	7,800	
44326800	68,000	
44328100	35,000	
44328400	30,371	
44331900	154,000	
44335700	7,471	
44336000	238,000	
44336100	45,800	
44338600	39,795	
44339400	72,800	
44343600	61,000	
44344600	53,600	
44344700	10,300	
44344800	27,500	
44345600	423,480	
44346500	27,000	
44348800	173,000	
44349500	13,200	
44351500	120,000	
44351800	103,000	
44351900	164,500	
44352100	76,500	
44352200	35,500	
44353000	43,000	
44353900	91,000	
44356100	46,100	
44356500	225,000	
44356900	54,000	
44357100	66,000	
44357800	403,200	
44358000	241,000	
44358800	252,600	
44359400	200,980	
44359700	65,000	
44359800	122,666	
44359900	213,300	
44360400	45,000	
44363200	83,500	
44364600	167,823	
44366400	14,400	
44368900	23,200	
44369400	190,400	
44370700	21,400	
44653901	9,329	
44662300	11,168	
44671900	41,289	
44674700	9,255	
44675301	3,836	
44675401	3,077	
44675601	3,305	
44675701	7,057	
44676100	3,537	

Account Number	Number of Shares	% Held

CG Investment Management Company

Account Number	Number of Shares	% Held
44677200	9,550	
44678300	6,340	
44678700	10,119	
44678900	9,519	
44800100	58,000	
44940300	1,602,000	
44941800	78,000	
44951300	420,695	
70250000	20,587	
70253400	5,422	
70255600	53,460	
70257900	4,307	
70259500	40,033	
70262400	4,863	
70262900	108,905	
70263000	95,561	
70263600	6,703	
70264500	6,785	
70264700	11,743	
70264800	2,695	
70264900	4,996	
70265000	3,954	
70265100	7,310	
70265200	5,887	
70266900	4,664	
70267100	18,885	
70271700	7,879	
70272800	3,919	
70273500	5,071	
70273800	3,893	
70275400	30,517	
70280500	7,361	
70282400	6,905	
70284800	2,105	
70285900	3,424	
70286100	4,559	
70288800	5,033	
70289400	44,360	
70297600	3,761	
70299700	14,996	
70504700	5,064	
70510501	3,190	
70681000	6,264	
70681500	14,851	
70682500	9,281	
70682600	7,314	
70687900	11,655	
70691501	2,952	
70693500	13,642	
70693600	38,924	
70694000	9,069	
70695400	16,990	
70696000	4,205	
70699300	17,347	

CG Investment Management Company

	Account Number	Number of Shares	% Held
	70700300	17,007	
	70701700	4,822	
	70702900	5,464	
	70703000	5,464	
	70703100	5,464	
	70703400	17,329	
	70704600	12,468	
	70708200	5,577	
	70715900	5,831	
	70719900	3,344	
	70722800	4,859	
	70722900	3,861	
	70723700	1,880	
	70726000	3,171	
		29,739,011	

Capital International Limited	Account Number	Number of Shares	% Held
	43051000	252,586	
	43051100	159,752	
	43051300	141,990	
	43051400	36,096	
	43051500	123,152	
	43057200	24,800	
	43057300	61,681	
	43057600	116,759	
	43057700	36,275	
	43060800	91,351	
	43069400	21,800	
	43400500	32,282	
	43401300	285,213	
	43401500	241,314	
	43401700	328,024	
	43402300	244,251	
	43404700	156,029	
	43404900	50,789	
	43405200	162,000	
	43405700	80,300	
	43405800	49,700	
	43406000	189,096	
	43410500	358,945	
	43411100	305,675	
	43411200	107,098	
	43411300	133,300	
	43411800	82,268	
	43412500	169,900	
	43412800	40,500	
	43413000	91,361	
	43415000	157,332	
	43415900	148,565	
	43417500	225,582	
	43417700	844,430	
	43417800	91,434	
	43418100	107,770	
	43418300	67,947	

Foster's Group Limited

19 April 2007

<u>CG Investment Management Company</u>

Account Number	Number of Shares	% Held
43418600	183,773	
43418800	379,552	
43419100	178,391	
43419200	10,761	
43419300	706,375	
43419800	264,150	
43420200	259,300	
43424300	58,099	
43425200	604,207	
43425300	220,139	
43425400	239,246	
43425700	159,840	
43425800	439,534	
43426200	1,322,458	
43426300	1,486,031	
43426400	1,174,498	
43426700	795,333	
43426800	771,581	
43426900	767,573	
43427100	1,234,483	
43427200	66,700	
43428200	57,260	
43428300	48,114	
43428600	108,600	
43432100	39,955	
43432200	82,646	
43433100	33,465	
43433200	174,788	
43434000	42,277	
43435100	304,699	
43436100	91,236	
43437100	472,879	
43437400	409,600	
43439100	165,635	
43440200	45,316	
43440800	35,900	
43441800	49,647	
43445200	200,708	
43450500	293,900	
43451200	150,463	
43451300	101,438	
43451600	53,907	
43451700	96,150	
43451900	287,400	
43455100	239,259	
43455200	165,217	
43455400	53,836	
43457100	241,864	
43459100	118,157	
43460100	47,691	
43463600	76,200	
43464600	27,300	
43464700	180,200	
43466100	575,666	

Foster's Group Limited

19 April 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	43467700	67,829	
	43473300	23,300	
	43484100	117,994	
	43487100	34,400	
	43487200	1,136,937	
	43487500	173,100	
	43487600	324,500	
	43487700	100,640	
	43487800	96,600	
	43488100	62,200	
	43494100	49,700	
	43494200	80,132	
	43500400	133,896	
	43500500	171,964	
	43503500	104,830	
	43503800	50,137	
	43506200	48,902	
	43506300	31,117	
	43506400	28,346	
	43506500	55,580	
	43507300	81,900	
	43507400	31,544	
	43507500	66,313	
	43507600	70,535	
	43510300	51,141	
	43510600	217,300	
	43510700	67,073	
	43510800	61,200	
	43510900	70,700	
	43511300	65,600	
	43511900	57,700	
	43512000	342,294	
	43512200	18,419	
	43513300	104,140	
	43513500	34,000	
	43513600	101,600	
	43518500	99,628	
	43537100	51,528	
	43558600	206,976	
	43560100	311,480	
	43564100	192,018	
	43564200	69,704	
	43564300	61,704	
	43565100	108,801	
	43565200	145,110	
	43565300	320,895	
	43565400	208,400	
	43565500	138,944	
	43565600	144,713	
	43565900	46,500	
	43570100	235,961	
	43570200	31,117	
	43570300	20,855	
	43570400	250,949	

CG Investment Management Company	Account Number	Number of Shares	% Held
	43570500	23,559	
	43573100	302,500	
	43574100	132,140	
	43574200	261,400	
	43575100	169,600	
	43576300	68,100	
	43576500	83,200	
	43576700	108,740	
	43576800	38,051	
	43579300	60,000	
	43583100	2,926,200	
		33,363,080	
Capital International S.A.	45415100	74,223	
	45415200	40,505	
	45415700	299,925	
	45415800	81,396	
	45426000	953,602	
	45440600	27,400	
	45444900	98,448	
	45445400	44,391	
	45464300	85,358	
	45464400	66,631	
	45466000	24,200	
	45500200	159,162	
	45500800	105,766	
	45500900	42,400	
	45503100	18,320	
	45503300	67,200	
	45504600	19,095	
	45507200	80,500	
	45508100	99,449	
	45508200	42,037	
	45508400	38,828	
	45508500	44,652	
	45509000	8,100	
	45510200	117,100	
	45515600	5,200	
	45516200	91,433	
	45525200	69,436	
	45590100	2,733,324	
	45590400	113,706	
		5,651,787	
Capital International, Inc.	46054200	74,000	
	46054500	46,784	
	46055500	154,136	
	46056500	26,000	
	46056600	17,000	
	46056800	75,100	
	46343400	104,363	
	46364700	33,059	

Foster's Group Limited

19 April 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	46452300	461,500	
	46456000	108,088	
	46456700	37,000	
	46456800	29,400	
	46457300	37,000	
	46457400	210,000	
	46457500	17,300	
	46457700	23,200	
	46457800	209,600	
	46458500	71,900	
	46600000	125,000	
	46601000	14,805	
	46601800	67,500	
	46602000	8,507	
	46610000	115,900	
		2,067,142	
Capital Research and Management Company	11000012	47,820,985	
	11000016	6,495,000	
	11000033	38,789,000	
		93,104,985	
GRAND TOTAL		**163,926,005**	**8.32%**

Nominee Name
ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43060800	91,351
43402300	244,251
43419200	10,761
43426700	795,333
43436100	91,236
43506300	31,117
43507600	70,535
43512000	342,294
43513300	104,140
44298200	120,569
44363200	83,500
45415800	81,396
45445400	44,391
45500800	105,766
45503100	18,320
45525200	69,436
46056800	75,100
46452300	461,500
Total Shares:	**2,840,996**

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43411800	82,268
43417800	91,434
43424300	58,099
43428600	108,600
43432100	39,955
43451200	150,463
43510600	217,300
43565100	108,801
44054400	35,815
44328100	35,000
45500900	42,400
46456700	37,000
46456800	29,400
46457500	17,300
Total Shares:	**1,053,835**

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

43404900	50,789

Foster's Group Limited
19 April 2007

<u>Nominee Name</u>

43506500		55,580
	Total Shares:	106,369

Bank of New York Nominees
Bank of New York
3 Birchin Lane
London EC3V 9BY

43404700		156,029
43576500		83,200
43579300		60,000
	Total Shares:	299,229

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

43051100		159,752
43057200		24,800
43057300		61,681
43415000		157,332
43418300		67,947
44034900		77,100
44036900		240,800
44041200		49,095
44263800		37,000
44268600		51,000
44269700		25,000
44271700		405,967
44283700		25,400
44283900		185,019
45415700		299,925
46456000		108,088
	Total Shares:	1,975,906

Brown Bros.
One Mellon Bank Center
Pittsburgh, PA 15258

70297600		3,761
	Total Shares:	3,761

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000012		47,820,985
11000016		6,495,000
11000033		38,789,000
43051000		252,586
43411100		305,675

Foster's Group Limited
19 April 2007

Nominee Name	
43411300	133,300
43418100	107,770
43428200	57,260
43441800	49,647
43484100	117,994
43503500	104,830
43510900	70,700
43513500	34,000
44000300	7,063,013
44001800	255,000
44002300	291,000
44003200	1,362,000
44022900	2,325,407
44024600	244,400
44028600	140,000
44035800	39,600
44043000	61,650
44099400	243,712
44110400	7,453
44123600	9,588
44123700	6,566
44123800	3,243
44123900	6,361
44130400	8,852
44133300	7,124
44133800	12,772
44135300	5,269
44135600	4,186
44156000	4,739
44255000	1,755,390
44256500	89,629
44288500	82,300
44303200	513,000
45500200	159,162
45510200	117,100
70250000	20,587
70253400	5,422
70255600	53,460
70257900	4,307
70259500	40,033
70262400	4,863
70263600	6,703
70264500	6,785
70264700	11,743
70264800	2,695
70264900	4,996
70265000	3,954
70265100	7,310
70265200	5,887

Foster's Group Limited
19 April 2007

Nominee Name	
70266900	4,664
70267100	18,885
70280500	7,361
70282400	6,905
70284800	2,105
70285900	3,424
70286100	4,559
70288800	5,033
70289400	44,360
70299700	14,996
70510501	3,190
70681000	6,264
70681500	14,851
70682500	9,281
70682600	7,314
70687900	11,655
70693500	13,642
70693600	38,924
70694000	9,069
70695400	16,990
70696000	4,205
70699300	17,347
70700300	17,007
70701700	4,822
70702900	5,464
70703000	5,464
70703100	5,464
70703400	17,329
70704600	12,468
70708200	5,577
70719900	3,344
70722800	4,859
70722900	3,861
70723700	1,880
70726000	3,171
Total Shares:	**109,691,742**

Chase Manhattan Nominee Ltd.
Australia

43406000	189,096
43417700	844,430
43419800	264,150
43425400	239,246
43487100	34,400
43511900	57,700
44144500	5,239
44144900	3,908
44146300	5,830
44147700	4,516

Foster's Group Limited
19 April 2007

Nominee Name

44229600		12,547
44258000		13,616
44259300		88,200
44352100		76,500
44352200		35,500
44359900		213,300
44653901		9,329
44662300		11,168
44675601		3,305
44940300		1,602,000
44941800		78,000
44951300		420,695
45590100		2,733,324
46601000		14,805
	Total Shares:	6,960,804

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

44353900		91,000
44675401		3,077
44676100		3,537
44678900		9,519
	Total Shares:	107,133

Citibank Australia

46056600		17,000
	Total Shares:	17,000

Citibank NA
Toronto

46600000		125,000
	Total Shares:	125,000

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300		1,486,031
43440200		45,316
43507400		31,544
43507500		66,313
43570400		250,949
44276200		52,000
45440600		27,400
	Total Shares:	1,959,553

Commonwealth Bank of Australia

<u>Nominee Name</u>
Level 7, Bank House, 309-315 George St.
Sydney NSW 2000
Australia

44045800		32,300
44267200		67,400
44278600		28,400
44286300		74,587
44318300		27,500
	Total Shares:	230,187

HKBA Nominees Ltd.
GPO Box 181
Sydney 2001
Australia

43410500		358,945
	Total Shares:	358,945

Hong Kong Bank Australia
Level 8
1, O'Connell St, GPO Box 5302
Sydney NSW 2001

43401500		241,314
43455100		239,259
43455400		53,836
	Total Shares:	534,409

HSBC
2 Leboh Ampang
50100 Kuala Lumpur, Malaysia

44356100		46,100
	Total Shares:	46,100

HSBC Bank plc
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

43405800		49,700
43451900		287,400
43464600		27,300
43473300		23,300
43511300		65,600
	Total Shares:	453,300

Investors Bank & Trust Co.

44368900		23,200
	Total Shares:	23,200

J.P. Morgan

44188300		17,076

Foster's Group Limited
19 April 2007

<u>Nominee Name</u>

44223300		4,125
	Total Shares:	21,201

JP Morgan Chase Bank

.45590400		113,706
46601800		67,500
	Total Shares:	181,206

Mellon Bank N.A.
London Branch
London
United Kingdom

44356900		54,000
44358000		241,000
44369400		190,400
	Total Shares:	485,400

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43057700	36,275
43401300	285,213
43405700	80,300
43411200	107,098
43413000	91,361
43417500	225,582
43418800	379,552
43419100	178,391
43419300	706,375
43425200	604,207
43426800	771,581
43427200	66,700
43428300	48,114
43432200	82,646
43433200	174,788
43434000	42,277
43435100	304,699
43439100	165,635
43451300	101,438
43451600	53,907
43455200	165,217
43459100	118,157
43460100	47,691
43466100	575,666
43467700	67,829
43487200	1,136,937
43494100	49,700
43500400	133,896

Foster's Group Limited
19 April 2007

Nominee Name

43506400	28,346
43507300	81,900
43510300	51,141
43510700	67,073
43510800	61,200
43513600	101,600
43537100	51,528
43560100	311,480
43564100	192,018
43564200	69,704
43565200	145,110
43565500	138,944
43565600	144,713
43565900	46,500
43570100	235,961
43570300	20,855
43574200	261,400
43575100	169,600
44025900	376,000
44028100	154,400
44030600	106,400
44032100	98,000
44036100	24,896
44042200	47,626
44043700	50,131
44044000	58,300
44046700	26,200
44132000	27,185
44134300	9,223
44145300	10,392
44158800	6,351
44159600	4,474
44229100	18,730
44240600	40,088
44267300	37,000
44273400	90,000
44301500	151,148
44302200	112,668
44307100	43,500
44323000	45,100
44326600	7,800
44326800	68,000
44328400	30,371
44338600	39,795
44344600	53,600
44344700	10,300
44344800	27,500
44346500	2",000
44349500	13,200

Foster's Group Limited
19 April 2007

<u>Nominee Name</u>

44351900		164,500
44353000		43,000
44366400		14,400
44671900		41,289
44678700		10,119
45464300		85,358
45464400		66,631
46343400		104,363
46457700		23,200
46457800		209,600
46458500		71,900
	Total Shares:	11,630,043

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44152600		23,204
44315000		478,639
44339400		72,800
44343600		61,000
	Total Shares:	635,643

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900		767,573
70262900		108,905
70263000		95,561
70275400		30,517
	Total Shares:	1,002,556

Nortrust Nominees
155 Bishopsgate
London EC2M 3XS
United Kingdom

44139700		60,273
	Total Shares:	60,273

Pictet & Cie, Geneva

45509000		8,100
	Total Shares:	8,100

State Street Bank & Trust Co.

44150100		18,638
70271700		7,879
70272800		3,919
70504700		5,064

Foster's Group Limited
19 April 2007

<u>Nominee Name</u>
70691501
70715900

70691501	2,952
70715900	5,831
Total Shares:	44,283

Westpac Banking Corp

Nominee	Shares
43051300	141,990
43051400	36,096
43051500	123,152
43400500	32,282
43405200	162,000
43412500	169,900
43412800	40,500
43418600	183,773
43425300	220,139
43426200	1,322,458
43427100	1,234,483
43433100	33,465
43437400	409,600
43440800	35,900
43487500	173,100
43488100	62,200
43512200	18,419
43518500	99,628
43570500	23,559
43573100	302,500
44022700	47,100
44023900	127,000
44029700	157,900
44159700	7,154
44224400	53,001
44226100	5,748
44236301	9,350
44277700	278,636
44281200	60,000
44359700	65,000
45415100	74,223
45444900	98,448
45466000	24,200
45504600	19,095
45508100	99,449
45508200	42,037
45508400	38,828
45515600	5,200
45516200	91,433
46364700	33,059
70273500	5,071
70273800	3,893
Total Shares:	6,170,969

Foster's Group Limited
19 April 2007

<u>Nominee Name</u>
Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

Account	Shares
43057600	116,759
43069400	21,800
43401700	328,024
43415900	148,565
43420200	259,300
43425700	159,840
43425800	439,534
43426400	1,174,498
43437100	472,879
43445200	200,708
43450500	293,900
43451700	96,150
43457100	241,864
43463600	76,200
43464700	180,200
43487600	324,500
43487700	100,640
43487800	96,600
43494200	80,132
43500500	171,964
43503800	50,137
43506200	48,902
43558600	206,976
43564300	61,704
43565300	320,895
43565400	208,400
43570200	31,117
43574100	132,140
43576300	68,100
43576700	108,740
43576800	38,051
43583100	2,926,200
44029600	72,000
44039600	299,661
44044700	64,200
44130300	19,357
44142000	6,811
44144800	7,378
44149900	13,946
44155600	64,356
44232200	26,163
44261300	498,000
44271500	193,100
44273000	65,500
44283000	15,086

Foster's Group Limited
19 April 2007

Nominee Name	
44285500	481,645
44287000	67,400
44288400	41,000
44295800	250,000
44295900	112,600
44296400	196,500
44308600	144,500
44316400	135,700
44317300	107,200
44318100	56,500
44323800	52,596
44331900	154,000
44335700	7,471
44336000	238,000
44336100	45,800
44345600	423,480
44348800	173,000
44351500	120,000
44351800	103,000
44356500	225,000
44357100	66,000
44357800	403,200
44358800	252,600
44359400	200,980
44359800	122,666
44360400	45,000
44364600	167,823
44370700	21,400
44674700	9,255
44675301	3,836
44675701	7,057
44677200	9,550
44678300	6,340
44800100	58,000
45415200	40,505
45426000	953,602
45503300	67,200
45507200	80,500
45508500	44,652
46054200	74,000
46054500	46,784
46055500	154,136
46056500	26,000
46457300	37,000
46457400	210,000
46602000	8,507
46610000	115,900
Total Shares:	**16,898,862**

Foster's Group Limited
19 April 2007

<u>Nominee Name</u>

END